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Presented to:

JOHNNIE R. CREAN

ALFA LEISURE, INC.
13501 5TH STREET
CHINO, CALIFORNIA 91710



Presented by:

Deloitte & Touche Corporate Finance


April 23, 1999                                        [DELOITTE & TOUCHE LOGO]

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                                                                    CONFIDENTIAL

OVERVIEW

o In order to provide Alfa's management with further detail regarding the specific steps necessary to create a market for the Company's stock, we have addressed the following topics:

   - The potential value scenarios and implications for Alfa's market value

   - A process for creating a market for Alfa's stock

   - An overview of the current conditions and trends of the small-cap market

   - A summary of our general conclusions

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                                                                    CONFIDENTIAL

POTENTIAL VALUE SCENARIOS

o The following two slides illustrate Alfa's potential market value over time. We assume that the Company's shares will trade at multiples similar to multiples of its industry peers.

o Two potential growth scenarios are considered:

   - Scenario 1: Alfa follows its current business plan of entering the low-end segment of the market.

   - Scenario 2: Alfa develops a new aggressive business plan resulting in three to five times the growth in revenue and profits of the current plan.

   - Each scenario assumes the following:

      # The stock price increases, allowing Alfa to issue additional shares to fund the planned expansion at a P/E of 6 times and 9 times.

      # The Company raises $2,000,000 (net of underwriting fees of 7%) in year
        2000.


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                                                                    CONFIDENTIAL

POTENTIAL VALUE SCENARIOS - CURRENT BUSINESS PLAN

Scenario 1: Under the current business plan, if Alfa's P/E ratio increases to a range of 8 to 12 times, the Company's total market capitalization would reach $8.9 - $13.4 million in 2000 and grow to $24.3 - $36.5 million in 2005.

                                                  1999      2000      2001      2002      2003      2004      2005     CAGR
                                                 ------    ------    ------    ------    ------    ------    ------    ----
                                      Revenue    40,277    43,400    53,333    66,350    77,741    84,173    90,648     14%

                                       Income     1,041     1,122     1,211     1,314     2,198     2,501     3,042     20%

      Weighted Average Shares Outstanding (a)     3,048     4,017     4,017     4,017     4,017     4,017     4,017

                 Projected Earnings per Share      0.34      0.28      0.30      0.33      0.55      0.62      0.76     14%

Implied Price per Share at P/E ratio of 8 (b)                2.24      2.41      2.62      4.38      4.98      6.06     22%

   Implied Market Value at P/E ratio of 8 (b)               8,980     9,684    10,515    17,586    20,010    24,337     22%

      Weighted Average Shares Outstanding (c)     3,048     3,694     3,694     3,694     3,694     3,694     3,694

                 Projected Earnings per Share      0.34      0.30      0.33      0.36      0.60      0.68      0.82     16%

Implied Price per Share at P/E ratio of 12(b)                3.65      3.93      4.27      7.14      8.13      9.88     22%

   Implied Market Value at P/E ratio of 12(b)              13,469    14,526    15,773    26,378    30,015    36,505     22%

Notes:

(a) assumes that 968,576 shares will be required to raise $2,000,000, based on EPS of $0.37 and P/E of 6 times before issuance of new shares

(b) 8 to 12 represents the trading multiple range for comparable companies, after applying a 25% new issue discount the range narrows to 6 to 9

(c) assumes that 645,718 shares will be required to raise $2,000,000, based on EPS of $0.37 and P/E of 9 times before issuance of new shares

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                                                                    CONFIDENTIAL

POTENTIAL VALUE SCENARIOS - ACCELERATED BUSINESS PLAN

Scenario 2 - Assuming that Alfa pursues a more aggressive, accelerated business plan, with revenue and profits increasing three to five times the level of the current plan, and the Company's P/E ratio increases to a range of 8 to 12 times, Alfa's total market capitalization would reach $27 - $67 million in 2000 and grow to $73 - $183 million in 2005.

                                                  1999       2000       2001       2002       2003       2004       2005     CAGR
                                                 ------    -------    -------    -------    -------    -------    -------    ----
                                Revenue (a)      40,277    130,200    160,000    199,050    233,222    252,518    271,944     37%

                                 Income (a)       1,041      3,367      3,632      3,943      6,595      7,504      9,126     44%

 Implied Market Value at P/E ratio of 8 (a)                 26,939     29,052     31,546     52,757     60,030     73,011     22%

Implied Market Value at P/E ratio of 12 (a)                 40,408     43,578     47,318     79,135     90,045    109,516     22%

                                Revenue (b)      40,277    217,000    266,667    331,750    388,703    420,864    453,239     50%

                                 Income (b)       1,041      5,612      6,053      6,572     10,991     12,506     15,211     56%

 Implied Market Value at P/E ratio of 8 (b)                 44,898     48,420     52,576     87,928    100,050    121,684     22%

Implied Market Value at P/E ratio of 12 (b)                 67,346     72,630     78,864    131,892    150,074    182,527     22%

Notes:
(a) assumes revenue 3 times greater than that of the current business plan
(b) assumes revenue 5 times greater than that of the current business plan


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                                                                    CONFIDENTIAL

PROCESS FOR CREATING A MARKET FOR ALFA'S STOCK - OVERVIEW

o In order for Alfa to issue new shares in the year 2000 at a P/E between 6 and 9 times, as demonstrated in the previous slides, and maintain those multiples over the long run, the Company's stock must achieve certain characteristics to increase its perceived value in the market place.

o The most important characteristic for a stock is a high degree of liquidity. Liquidity is the number one attraction for investors. They are seeking stock investments that can be bought and sold very easily.

o Other characteristics include high earnings growth potential, confidence in earnings stream and sizable investment potential, all attributes which are factors driving the creation of liquidity.


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                                                                    CONFIDENTIAL

PROCESS FOR CREATING A MARKET FOR ALFA'S STOCK - GENERAL STEPS

o In order to create a market for Alfa's stock, the Company needs to define liquidity as its primary goal.

o Liquidity will be positively impacted by:

   - (1) an increase in Alfa's float (total shares less shares owned by insiders)

   - (2) a decrease of the majority shareholder's ownership (Johnnie)

   - (3) an increase in the perceived value of the stock

o First, to achieve both an increase in Alfa's float and a decrease in Johnnie's ownership, the Company can issue new shares and/or Johnnie can sell a significant portion of his current shares.

   - In our interviews, analysts have indicated that the majority shareholder should hold no more than 30% to 50% of the outstanding stock. Investors are more comfortable investing in a stock when the ownership is diversified and the direction of the company is not controlled by one or two individuals.

   - Given that Alfa's goal is to create a market for its stock today, the Company should not repurchase shares or do a reverse stock split, as that would decrease the float.


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                                                                    CONFIDENTIAL

PROCESS FOR CREATING A MARKET FOR ALFA'S STOCK - GENERAL STEPS

o Second, to increase the perceived value of the stock, Alfa could embark on the following steps:

   - Define and support the elements of a compelling story to take to the market place.

   - Map out a well crafted investor relations program to facilitate communication with market makers, institutional investors, current stockholders, and future stockholders.

   -  Identify potential market makers who will support the stock long-term.

   - Design a plan to gain the interest of the potential market makers and their institutional and private investor following.


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                                                                    CONFIDENTIAL

DEVELOP AND SUPPORT THE ELEMENTS OF A COMPELLING STORY

o Feedback from market makers and analysts has revealed that a compelling story must include some or all of the following characteristics:

   -       Dynamic growth: revenue and profit growth in excess of 20% to 25%

   -       Consolidation: roll-up of a fragmented industry

   - Diversification: an increase in product breadth through internal growth or acquisition

   - Favorable demographics: exploitation of positive market trends, such as an exponentially growing segment of the marketplace, i.e. the baby boomer generation

   - Strong and differentiated competitive position: perception as the market leader in terms of size and/or strategy

   - Recognized and experienced management team: proven track record of creating value

   - High valuations: total valuations in excess of $50 million+ and growing

o Alfa must develop a strong business plan that supports the projected growth. The business plan must include a well defined, credible road map for achieving the projected growth as well as contingency plans should market conditions change.


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                                                                    CONFIDENTIAL

MAP OUT A WELL-DEFINED INVESTOR RELATIONS PROGRAM

o Alfa must develop the appropriate channels to communicate effectively with the investor community.

   - This includes identifying the specific analysts, market makers and institutional investors that would support the Company's stock over the long run.

   - The target investors that are most likely to be interested in Alfa's stock are those focused on value. Value investors are interested in low risk, stable companies as opposed to high risk, volatile companies.

   - Alfa must be wary of "bucket shops" that run up the price of the stock immediately following a transaction and only focus on profiting for the short-term.

o Alfa must develop the appropriate material to communicate effectively with the investor community.

   - Alfa needs to build and communicate its story through regular press releases, annual reports, and investor conference calls and meetings.

   - The story must be designed with the investing profile of the target investor groups in mind.

o If Alfa does not have the in-house capabilities to effectively manage an investor relations program, an outside investor relations consultant could cost between $150,000 to $250,000 per annum.

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                                                                    CONFIDENTIAL

IDENTIFY POTENTIAL SMALL-CAP MARKET MAKERS

o Sampling of regional small-cap market makers

   -       Van Kasper & Company, Los Angeles

   -       Crowell, Weeden & Co., Los Angeles

   -       Cruttenden Roth, Inc., Irvine

   -       Wedbush Morgan Securities, Los Angeles

   -       Everen Securities, Los Angeles



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                                                                    CONFIDENTIAL

DESIGN A PLAN TO GAIN AND KEEP INSTITUTIONAL INVESTORS' INTEREST

Institutional investors create a solid foundation for the value of a company's stock, while individual investors tend to be more fickle, concerned primarily with short term profits. Institutional investors generally believe in a firm's value and have the patience to wait for long term results. Investor relations consultants suggest that individuals, institutions and the majority owner should own 40%, 30% and 30% of the shares respectively.

The following is a list of key drivers to attract institutional investors:

o Attract multiple analysts to cover Alfa's performance

   - Analysts strongly impact the decisions of institutional investors

   - Analysts are attracted to companies that communicate compelling value propositions and offer significant investor returns

o Communicate results regularly with analysts, including:

   - Financial and operational results: annual reports, quarterly earnings

   - Growth plans: new product introductions, key executive hires

   - Change in strategy: any news that would materially impact the company's performance

o Support large trading volumes

   - Institutional investors must be able to purchase blocks of stock large enough to impact their portfolios without impacting the price of the individual stock

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                                                                    CONFIDENTIAL

PROCESS FOR CREATING A MARKET FOR ALFA'S STOCK - GENERAL CONCLUSIONS

o The preceding slides outlined the general steps necessary to achieve liquidity in the market place. Execution of these steps could help Alfa create a market for its stock.

o Investor relations consultants estimate that the overall process would take at least six months to one year before Alfa would realize an improvement in value.

o Depending on the effectiveness of the campaign, the stock price could potentially trade at ratios similar to ratios of comparable companies. Given the current business plan, the market capitalization could exceed $12 to $13 million, which is significantly greater than today's market cap of $3 to $4 million.

o The ability to achieve these positive results is dependant upon market timing and the market perception of small-cap stocks.


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                                                                    CONFIDENTIAL

CURRENT OUTLOOK OF SMALL-CAP MARKET - DEFINITIONS

o Ibbotson Associates (research organization involved in valuations of small-cap firms) defines the following segments based on market capitalization ranges:

   -  Micro-caps: market capitalization up to $250 million

   - Small-caps: market capitalization between $250 million and $1 billion

   -  Mid-caps: market capitalization between $1 billion to $4 billion

   -  Large-caps: market capitalization greater than $4 billion

o Analysts and market makers generally define small-caps as firms with a market capitalization of at least $100 million or greater.

o The following slides provide an overview of recent trends impacting small-cap companies. The impact is most severe for those companies falling at the low end of the small-cap and micro-cap market capitalization ranges.


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                                                                    CONFIDENTIAL

CURRENT OUTLOOK OF SMALL-CAP MARKET - OVERVIEW

o The majority of small-cap stocks have fallen out of favor in the marketplace.

   - Although small-cap stocks have traditionally outpaced large-cap stocks in terms of investor returns, the current market conditions are not so favorable. To date, the Dow has climbed 8% versus the Russell 2000's decline of 5%. (Time, 4/12/99)

o The run up in today's stock market is largely attributed to large-cap and Internet stocks with the majority of small-caps barely participating.

   - The 100 largest companies in the S&P 500-stock index have contributed roughly 90% of that index' 6.8% gain this year, according to Morgan Stanley.

o As stated previously, liquidity is the investors' primary concern. Investors are pouring cash into stocks that can be easily bought and sold.

   - Mutual-fund investors have pulled some $8 billion out of small-cap funds so far this year.

   - Most small-cap issues are so thinly traded that investors cannot buy large blocks without affecting the stock price.

   - Furthermore, the popularity of Internet stocks is driving away capital from otherwise attractive non-Internet stocks.

   - Investors are attracted to strong, sustained profit growth. Over the past five years, earnings at the nation's 30 largest companies have increased 19.5% on average, compared with 10% for Russell 2000 companies. (Jeremy Siegel, Wharton School Professor).


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                                                                    CONFIDENTIAL

CURRENT OUTLOOK OF SMALL-CAP MARKET - FUTURE OUTLOOK NOT POSITIVE

o While many analysts believe small-caps should eventually rebound, most do not expect the small-cap segment to recover in the near future.

   - Analysts believe small-caps have been permanently impaired by a shift in the economics of small-cap investing. (Piper Jaffray's M&A Group managing director D. Donoghue)

     #  Institutions are controlling larger and larger pools of money.

     # It is harder for them to invest in small-caps, because they can't buy enough shares to affect their portfolios and they fear lack of liquidity.

     # Indeed, the price of most small-caps would be severely impacted by the average purchase of a typical institution.

   - Furthermore, small-caps are selling for historic lows and the current supply is far greater than the demand.

     # Since 1990, approximately 5,000 companies, virtually all small-caps, have gone public.

     # Total assets in U.S. equity mutual funds have soared almost 30%, to $2.1 trillion, since the end of 1997, but assets in small-cap funds have shrunk, from $136.8 billion to $132.5 billion.
        (Securities Data Corporation)


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                                                                    CONFIDENTIAL

CURRENT OUTLOOK OF SMALL-CAP MARKET - HOW CAN SMALL-CAPS SEE VALUE

o Due to the difficulties of the small-cap market today, many companies are not realizing the benefit of being public - even those companies with solid revenue and earnings growth. The best way for them to realize value is to go private or to be purchased. (Marty Wade of Prudential Securities)

o Recent market developments support this theory:

     - Acquisitions, either through leveraged buyouts by private equity funds or in corporate takeovers, have enabled small-caps to achieve value in today's market.

     -  In 1998 there were 800 small-cap buyouts, up from around 450 in 1996.

     - "There's an incredible amount of money in buyout funds, buying micro-caps at values well below there private market value." (Time, Inc. 4/12/99)

     - Piper Jaffray estimates that the average small-cap trades at a significant discount compared to the typical S&P 500 company.

o The main issue is that the small-cap company has to be a willing seller, since insiders often control the majority of the stock.


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                                                                    CONFIDENTIAL

OVERALL CONCLUSIONS

o While Alfa's current business plan presents a solid story of revenue and profit growth, we have concerns that this story may not be compelling enough to attract credible analysts and long-term investors.

o Alfa's story may not be compelling enough to create liquidity and thus create a market for its stock for the following reasons:

     - Alfa would still have a very small market capitalization even if its shares were to trade at significantly higher multiples.

     - The projected 15% to 20% annual revenue and profit growth is favorable, however, given the absolute size of the company, the dollar value of the float may not be enough to attract investors in today's market.

     - Analysts and market makers have stated that the minimum deal size for a secondary offering or an additional equity issue needs to be at least $15 to $20 million. For deals smaller than this, it would be very difficult to attract credible investors.

     - This range could actually be higher for more mature, highly competitive, non-technology industries. For Alfa this would imply a business plan that supported a total company valuation five to ten times the current preliminary range of values.


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                                                                    CONFIDENTIAL

OVERALL CONCLUSIONS - CONTINUED

o In order to create liquidity and a market for Alfa's stock, the Company would need to build a more compelling story for analysts and investors.

o Alfa could create a more compelling story by capitalizing on its current strengths, such as:

   -   superior knowledge of its industry

   -   high quality product line

   -   recognized brand name

   -   strong reputation among customers

   -   solid cash flows

o The elements of a more compelling story could include:

   -   An aggressive roll-up strategy

     # By joining with an equity partner, Alfa could pursue acquisitions and internal development at a much faster pace. A reputable equity partner would support the Company through additional access to both debt and equity capital as well as through other related strategic investments.

   -   More dramatic exploitation of favorable market demographics

     # Alfa could take advantage of its expanding customer base (the aging baby boomers) and pursue multiple new product lines and/or enter new geographic markets.


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                                                                    CONFIDENTIAL

OVERALL CONCLUSIONS - CONTINUED

o Based on Alfa's current market position, the Company has a variety of options to consider that could create and maximize shareholder value.

o If the Company decides to pursue a strategy aimed at creating a market for the stock in today's public environment, we would advise the shareholders to reconsider their current business plan and to develop a plan that would entice greater interest from the investment community.

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                                                                    CONFIDENTIAL

REFERENCES

o Marty Taleo
   -  Investor Relation Resources, 949.376.4458

o Omar Sanchez
   -  OVS Incorporated Financial Communications, 949.361.4007

o Marty Wade
   -  Prudential Securities, 212.778.2805

o Byron Roth
   -  Cruttenden Roth, Inc., 949.720.5721

o John Murphy
   -  NationsBanc Montgomery Securities, 213.228.3313

o  David Horwich
   -  Van Kasper & Company, 310.209.2200

o  Dave Enzler
   -  Everen Securities, 310.277.6868


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